EXHIBIT 8.1

ANOORAQ RESOURCES CORPORATION

LIST OF SUBSIDIARIES AS AT MARCH 30, 2012

Company	Country of Incorporation	Proportion of ownership interest

N1C Resources Incorporation	Cayman Islands	100%

Anooraq Minera Mexicana ^	Mexico	—

N2C Resources Incorporation *	Cayman Islands	100%

Plateau Resources (Proprietary) Limited *	South Africa	100%

Bokoni Holdings (Proprietary) Limited *	South Africa	51%

Bokoni Mine (Proprietary) Limited *	South Africa	51%

Boikgantsho (Proprietary) Limited *	South Africa	51%

Kwanda (Proprietary) Limited *	South Africa	51%

Ga-Phasha (Proprietary) Limited *	South Africa	51%

Lebowa Platinum Mine Limited * #	South Africa	51%

Middlepunt Hill Management Services (Proprietary) Limited * #	South Africa	51%

^- Entity has been liquidated

*- Indirectly held

#- These entities are dormant